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                                                                    EXHIBIT 99.1
                                                                      [SAP LOGO]


FOR IMMEDIATE RELEASE

                                       Contact: Kevin S. McKay
                                                SAP America
                                                610-355-4060

                                                -or-

                                                Michael Pfister
                                                SAP AG
                                                011-49-6227-74-1758

                                                -or-

                                                James P. Prout
                                                Taylor Rafferty Associates
                                                212-889-4350


SAP ANNOUNCES CHANGE IN ADR RATIO

New York, NY, July 28, 1998 -- SAP AG, the world's leading provider of business application software, has confirmed that the previously announced change in the ratio of its American Depositary Receipts (ADRs) has taken effect. Prior to this change, three ADRs represented one SAP preference share.

With this change, twelve ADRs will represent one SAP preference share. The CUSIP number of the ADRs is #803054204.

The ratio change takes place in conjunction with the upcoming listing of SAP's ADRs on the New York Stock Exchange on Monday, August 3.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange, as well as a number of other German exchanges. SAP is a component of the DAX, the index of 30 German blue chip companies. SAP ADRs, currently trading over-the-counter under the ticker symbol 'SAPHY', will be listed on the New York Stock Exchange as of August 3, 1998 under the ticker symbol 'SAP'.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


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